August 9, 2006

Mail Stop 3561

Mr. Charles E. Finelli
Chief Executive Officer and Principal Accounting Officer
Ergo Science Corporation
790 Turnpike Street
North Andover, Massachusetts 01845

> **Re:** **Ergo Science Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 333-69172**

Dear Mr. Finelli:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief